CIS/ANGL12-CS46
1173 CLEAN/ER
05/12/2008

SALE OF PARTICIPATION INTEREST AND PROSPECTING RIGHTS AGREEMENT

by and between

RUSTENBURG PLATINUM MINES LIMITED

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

PLATINUM GROUP METALS LTD

WESIZWE PLATINUM LIMITED

and

CLIDET NO. 874 (PROPRIETARY) LIMITED

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CIS/ANGL12-CS46
1173 CLEAN/ER
05/12/2008

TABLE OF CONTENTS

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SCHEDULE A:	**LIST OF RPM PROSPECTING RIGHTS**
SCHEDULE B:	**MAP OF PROJECT AREAS 1, 2 AND 3**

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SALE OF PARTICIPATION INTEREST AND PROSPECTING RIGHTS AGREEMENT

1. PARTIES

1.1 **AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED**

1.2 **RUSTENBURG PLATINUM MINES LIMITED**

1.3 **WESIZWE PLATINUM LIMITED**

1.4 **PLATINUM GROUP METALS LTD**

1.5 **PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED**

1.6 **CLIDET NO. 874 (PROPRIETARY) LIMITED**

2. INTERPRETATION

2.1 The headnotes to the clauses of this agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

"Africa Wide"	Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited (No. 2002/011815/07), a private limited liability company incorporated in accordance with the company laws of South Africa

"this Agreement"	this sale of participation interest and prospecting rights agreement together with the schedules thereto
"APL"	Anglo Platinum Limited (No. 1946/022452/06), a public limited liability company incorporated in accordance with the company laws of South Africa
"Business Day"	any day other than a Saturday, Sunday or official public holiday in South Africa or Canada
"Charter"	the broad-based socio-economic empowerment Charter for the mining industry published as contemplated in terms of section 100 of the MPRDA
"Clidet"	Clidet No. 874 (Proprietary) Limited (No. 2008/023935/07), a private limited liability company incorporated in accordance with the company laws of South Africa
"Consideration Shares"	the shares in the ordinary share capital of Wesizwe referred to in clauses 6 and 7
"Determination Date"	the date of fulfilment of the suspensive condition in clause 4.1.8
"Dispose"	includes sale, exchange, realisation, transfer,

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alienation or donation, or any offer made in that regard, and "Disposal" shall have a corresponding meaning

"DME"	the Department of Minerals and Energy
"Effective Date"	the first Business Day after the Determination Date
"Equalisation Shares"	the shares in the ordinary share capital of Wesizwe referred to in clause 9
"HDP"	1) an historically disadvantaged person as defined in the MPRDA (as at the Signature Date), provided that a trust that is an HDP by virtue of the provisions of paragraph (2) of this definition will (for purposes of both paragraphs (a) and (c) of the definition of historically disadvantaged person in the MPRDA as at the Signature Date) be regarded to be a person contemplated in paragraph (a) of the definition of historically disadvantaged person in the MPRDA as at the Signature Date; or

2) a trust :

i. in which the majority of the trustees

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are historically disadvantaged persons as defined in the MPRDA as at the Signature Date; and

ii. in which, upon distribution of the assets and/or the income of the trust to the beneficiaries of the trust, more than 50% (FIFTY PERCENT) of the value of the assets and more than 50% (FIFTY PERCENT) of the trust income will be distributed to persons who are historically disadvantaged persons as defined in the MPRDA as at the Signature Date

"HDSA" historically disadvantaged South African or historically disadvantaged South African company as defined in the Charter

"JV Agreement" the notarial joint venture agreement concluded before Notary Public, Christopher Ian Stevens, under his protocol number 1257/04 between, *inter alia*, Africa Wide, PTM, PGML and RPM on 26 October 2004 regulating their rights, interests, entitlements and obligations in respect of the WBJV Project as amended by 3 (THREE) addenda concluded on 25 January 2006, 30

	March 2007 and 7 September 2007 respectively
"Joint Venture"	the joint venture in respect of the WBJV Project established by and between Africa Wide, PTM and RPM in terms of the JV Agreement
"Minister"	the Minister of Minerals and Energy
"Ministerial Consent"	the consent of the Minister contemplated in section 11(1) of the MPRDA
"MPRDA"	the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) as amended from time to time
"Parties"	Africa Wide and Wesizwe together, on the one hand and RPM, on the other, provided that PTM and PGML shall be Parties for purposes of clauses 4, 9.5, 9.6, 11, 13, 14, 17, 18 and 23, and Clidet shall be a Party for purposes only of clause 15
"PGML"	Platinum Group Metals Ltd (a company incorporated in British Columbia, Canada under Registration No. 642278)
"PGMs"	platinum, palladium, rhodium, ruthenium, iridium and osmium and the metals and minerals mineralogically associated therewith, including

but not limited to gold, silver, copper, nickel, chrome and cobalt, together with any such metals and minerals which may be extracted from the normal mining of the first mentioned minerals

"Project 1"	the exploration and mining project for PGMs to be operated in Clidet over the area coloured in blue on Schedule "B" hereto
"Project 2"	the exploration and mining project for PGMs to be operated in a special purpose vehicle over the area coloured in green on Schedule "B" hereto
"Project 3"	the exploration and mining project for PGMs to be operated in Clidet over the area coloured in pink on Schedule "B" hereto
"Project Area"	the area defined as "the JV Area" in the JV Agreement, excluding the Bakubung Rights as defined in the JV Agreement
"Prospecting Rights"	prospecting rights issued pursuant to or in terms of the MPRDA, including any such right to prospect and/or explore for minerals granted in terms of the Transitional Arrangements
"PTM"	Platinum Group Metals (RSA) (Proprietary)

	Limited (No. 2000/025984/07), a private limited liability company incorporated in accordance with the company laws of South Africa
"RPM"	Rustenburg Platinum Mines Limited (No. 1931/993380/05), a public company incorporated in accordance with the company laws of South Africa
"RPM's Participation Interest"	the ownership interest of 37% (THIRTY SEVEN PERCENT) of RPM in the Joint Venture, including the rights and obligations associated therewith including losses, liabilities, expenditure, management, contract, profits, commercial production, the PGM rights and beneficial ownership of the assets, save for any obligation on RPM in the JV Agreement relating to the transfer of the RPM Prospecting Rights
"RPM Prospecting Rights"	the Prospecting Right for PGMs held by RPM in respect of the WBJV Project detailed in Schedule "A" hereto
"Sale Rights"	the RPM Prospecting Rights and the RPM Participation Interest
"Signature Date"	the date of last signature of this Agreement

"Transaction 1"	the transaction concluded and implemented in terms of this Agreement
"Transaction 2"	the transactions contemplated in the Transaction 2 Agreements
"Transaction 2 Agreements"	the Disposal Agreement by and between Wesizwe, Africa Wide, PTM, Bakubung Minerals (Proprietary) Limited, Maseve Investments 11 (Proprietary) Limited and Clidet and the Shareholders Agreement between Africa Wide, PTM, Maseve Investments 11 (Proprietary) Limited, Bakubung Minerals (Proprietary) Limited and Clidet
"Transfer Date"	the date of registration of transfer of the RPM Prospecting Rights in the name of Wesizwe in the Mineral and Petroleum Titles Registration Office
"Transitional Arrangements"	the transitional arrangements set out in Schedule II of the MPRDA providing for the conversion of "old order" mineral rights to Prospecting Rights and/or mining rights (as defined in the MPRDA), as the case may be
"WBJV Project"	the prospecting and exploration for, mining and commercial exploitation of, PGM's in, on or under

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the Project Area and all matters relating or ancillary thereto, as more fully described in the JV Agreement

"Wesizwe" Wesizwe Platinum Limited (No. 2000/020161/06), a private limited liability company incorporated in accordance with the company laws of South Africa.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.4 Unless inconsistent with the context, an expression which denotes any gender includes the other genders; a natural person includes an artificial person and vice versa; and the singular includes the plural and vice versa.

2.5 Unless inconsistent with the context or save where the contrary is expressly indicated:

2.5.1 if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

2.5.2 a reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" shall be any day other than a Saturday, Sunday or official public holiday in the

Republic of South Africa. Any reference to "business hours" shall be construed as being the hours between 08h30 (EIGHT HOURS AND THIRTY MINUTES) and 17h00 (SEVENTEEN HOURS) on any business day. Any reference to time shall be based upon South African Standard Time;

2.5.3 when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding Business Day;

2.5.4 in the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, the relevant day for payment shall be the subsequent Business Day;

2.5.5 in the event that the day for performance of any obligation to be perfomed in terms of this Agreement should fall on a day which is not a Business Day, the relevant day for performance shall be the subsequent Business Day;

2.5.6 save where otherwise provided for in this Agreement any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

2.5.7 any reference in this Agreement to this Agreement or to any other agreement or document shall be construed as a reference to this Agreement or (as the case may be) such other agreement or document, as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

2.5.8 no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a party to this Agreement.

2.6 The use of the word "including" followed by a specific example shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example.

2.7 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.8 The rule of construction that the contract shall be interpreted against the party responsible for the drafting or preparation of this Agreement, shall not apply.

2.9 The schedules to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such schedules.

2.10 Any capitalised term used herein which is not defined in this clause 2 shall be defined by reference to the definition thereof in the JV Agreement.

3. **INTRODUCTION**

3.1 PTM, RPM and Africa Wide have until the Signature Date conducted the Joint Venture in respect of the WBJV Project pursuant to and in terms of the JV Agreement.

3.2 RPM wishes to sell the Sale Rights to Wesizwe and Wesizwe wishes to purchase the Sale Rights from RPM.

3.3 The Parties wish to record their agreement in writing.

4. **SUSPENSIVE CONDITIONS**

4.1 This Agreement (save for the provisions of this clause 4 and clauses 1, 2, 3, 8 9.2, 13, 16, 17, 18, 19, 21 and 23, which shall be of full force and effect from the Signature Date), is suspensive upon the fulfilment of the following suspensive conditions, namely:

4.1.1 the obtaining of all approvals, if required, from the South African Competition authorities under the Competition Act, 1998, or any other relevant competition body, for the execution and implementation of this Agreement;

4.1.2 the obtaining of all required regulatory consents including but not limited to the UK treasury and the JSE Limited for the execution and implementation of this Agreement;

4.1.3 the obtaining of Ministerial Consent, to the extent necessary, for the execution and implementation of this Agreement;

4.1.4 the obtaining of shareholder approval of Wesizwe for Transaction 1, if required by the Companies Act 61 of 1973 and the JSE Listings Requirements;

4.1.5 the obtaining of the required approvals of the boards of directors of Africa Wide, RPM and Wesizwe for the conclusion of Transaction 1 and Transaction 2 and the required approval of the board of directors of PTM for the conclusion of Transaction 1;

4.1.6 the approval by RPM and the signature by the parties thereto of the Transaction 2 Agreements and the fulfilment of all suspensive conditions in the Transaction 2 Agreements (other than those suspensive conditions within the control of PTM, namely any regulatory consents, including the American Stock Exchange or the Toronto Stock Exchange, or consents (other than Ministerial Consent) of any other body or any shareholder or board approval of PTM or PGML);

4.1.7 either:

4.1.7.1 the directors of Wesizwe co-opt a director onto the board of directors of Wesizwe nominated by RPM; or

4.1.7.2 the shareholders of Wesizwe at a general meeting, vote in favour of the appointment of a director to the board of directors of Wesizwe nominated by RPM whether in terms of an annual general meeting (if this falls within the 120 (ONE HUNDRED AND TWENTY) day period referred to in 4.2 below) or a special general meeting called for that purpose;

4.1.8 the Parties reaching agreement in writing on the amount of the Africa Wide Equalisation Liability and the PTM Equalisation Liability as

defined in clauses 9.4 and 9.5 respectively, in the manner described in clauses 9.2 and 9.3, with reference back to the resource statements for the Project Area as calculated by the relevant independent qualified persons and as published in the bankable feasibility study of 7 July 2008 and by Wesizwe as at that date.

4.2 Should the suspensive conditions not be fulfilled within a period of 120 (ONE HUNDRED AND TWENTY) days from the Signature Date (or such longer period as the Parties may agree in writing), this Agreement (save for the provisions of clauses 1, 2, 3, 8, 13, 16, 17, 18, 19, 21 and 23, which shall continue to apply), shall lapse and cease to be of any further force or effect.

4.3 The Parties shall use their reasonable commercial endeavours to procure the fulfilment of the suspensive conditions in clause 4.1 timeously.

4.4 The Parties shall procure fulfilment of the suspensive condition in clause 4.1.8 as soon as reasonably possible after the fulfilment of the suspensive conditions in clauses 4.1.1 to 4.1.7.

5. **SALE OF RIGHTS**

5.1 On and with effect from the Effective Date, RPM sells, cedes, transfers and makes over to Wesizwe, which hereby purchases and accepts cession of, the Sale Rights, subject to the terms and conditions set out in this Agreement.

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5.2 The Parties hereby elect that the sale of the Sale Rights constitutes a transaction as contemplated in section 42 of the Income Tax Act 1962, to the extent that such section does apply.

6. PURCHASE PRICE OF SALE RIGHTS

Wesizwe shall pay to RPM, the following purchase consideration in respect of theSale Rights, namely 211 850 125 (TWO HUNDRED AND ELEVEN MILLION EIGHT HUNDRED AND FIFTY THOUSAND ONE HUNDRED AND TWENTY FIVE) new ordinary shares in the share capital of Wesizwe subject to the provisions of clause 13.4.

7. PAYMENT OF THE PURCHASE CONSIDERATION

The purchase consideration in respect of the Sale Rights set out in clause 6 shall be paid by Wesizwe as follows, by the allotment and issue to RPM on the first Business Day after the Effective Date of new ordinary shares in the share capital of Wesizwe of 211 850 125 (TWO HUNDRED AND ELEVEN MILLION EIGHT HUNDRED AND FIFTY THOUSAND ONE HUNDRED AND TWENTY FIVE) ordinary shares subject to clause 13.4. Such Consideration Shares shall have unrestricted ownership thereof and shall, subject to clause 10.2, be fully tradeable on the JSE Limited upon issue to RPM.

8. TRANSACTION 1 ALTERNATIVES

8.1 In the event that Wesizwe is unable to procure shareholder approval as contemplated in clause 4.1.4 for Transaction 1, RPM shall have the right to elect to:

8.1.1 participate and exercise its rights at the relevant point in time, *mutatis mutandis* as contemplated in clauses 6.1.8 (decision to mine) and 6.1.9.1 (decision not to proceed with mining and choice to have a Non-Contributory Interest) of the JV Agreement separately in respect of each one or more of all of Project 1, Project 2 and Project 3, in which event the parties agree to make such amendments to the JV Agreement, conclude additional agreements and sign all documents necessary to enable RPM to take such decisions and make such choices separately in respect of each of Project 1, Project 2 and Project 3, including, without limiting the generality of the foregoing,

8.1.1.1 such amendments and additional agreements necessary to put alternative arrangements in place to enable an informed decision to mine to be taken in respect of Project 2 and Project 3; and

8.1.1.2 such amendments and additional agreements necessary to form separate companies to hold the prospecting and/or mining rights that will be exploited in each of the three projects *mutatis mutandis* as contemplated in clause 16.11 of the JV Agreement; or

8.1.2 continue with the JV Agreement as it is presently constituted.

8.2 In the event that either Wesizwe or PTM fail to fulfil any one or more of the suspensive conditions referred to in clause 4 within either of their control for Transaction 1 (namely any regulatory consents (other than Ministerial

Consent) or consents of any shareholder or board approval of Wesizwe or PTM or PGML, as the case may be), RPM shall have the right to elect to Dispose of the RPM Participation Interest on terms acceptable to RPM subject to the rights of first refusal as contained in the JV Agreement, which rights of first refusal shall not apply and shall be forfeited by any party or parties to the JV Agreement who did not fulfil any of the condition precedents within their control for Transaction 1.

8.3 The parties confirm that the 3 month period, set out in clause 6.1.8 of the JV agreement, in which to convene a meeting after completion of the Bankable Feasibility Study has been terminated and all decisions and resolutions relating to whether or not to proceed with Mining, the Decision to Mine, in terms of clause 6.1.8 of the JV Agreement and all subsequent decisions, votes and resulting implications as set out in the JV Agreement have been suspended subject to:

8.3.1 In the event of any suspensive condition of this agreement not being fulfilled, then the three month period set out in clause 6.1.8 of the JV Agreement shall reset as though the Bankable Feasibility Study Date as defined in the JV Agreement occurred the day following the non-fulfilment of such suspensive condition.

9. EQUALISATION PAYMENTS

9.1 It is recorded that in terms of clauses 7.2 to 7.9 of the JV Agreement mechanisms exist for equalisation payments based on the contribution values of the respective participants to the Joint Venture calculated on the

basis of the ounces of PGMs contributed by each of the participants in the Joint Venture from their respective areas, which are the subject of the Project Area, based on values for each of the SAMREC classifications per ounce.

9.2 Notwithstanding the provisions of the JV Agreement referred to in clause 9.1, by the conclusion of this Agreement and irrespective of whether there has been a Decision to Mine under the JV Agreement or not:

9.2.1 the Parties shall, on the Determination Date determine the respective contribution values of each of the participants in the Joint Venture in respect of the Project Area;

9.2.2 the contribution values shall be calculated on the basis of the ounces of PGMs contributed by each of the participants to the Joint Venture from their respective areas which are the subject of the Project Area based on the following values, subject to clause 9.2.5, for each of the SAMREC classifications per ounce, namely US$0,50 (50 UNITED STATES CENTS) per 4E inferred resource ounce, or US$3,20 (THREE UNITED STATES DOLLARS AND TWENTY CENTS) per 4E indicated resource ounce or US$6.20 (SIX UNITED STATES DOLLARS AND TWENTY CENTS) per 4E measured resource ounce, with reference back to the resource statements for the Project Area as calculated by the relevant independent qualified persons and as published in the bankable feasibility study of 7 July 2008 and by Wesizwe as at that date;

9.2.3 further, for purposes of this clause the actual amount spent by PTM in accordance with clause 6.1.1 of the JV Agreement up to the date of determination in this clause, shall be added to its contribution value;

9.2.4 the contribution values shall be converted to South African Rand using the following exchange rates:

9.2.4.1 the average of the daily closing United States Dollar / Rand exchange rate quoted by Reuters for the period between 15 August 2008 and the Determination Date, both days inclusive, shall be used if the Determination Date falls within a period of 120 (ONE HUNDRED AND TWENTY) days of the Signature Date;

9.2.4.2 if the Determination Date is more than 120 (ONE HUNDRED AND TWENTY) days after the Signature Date then the average of the daily closing United States Dollar / Rand exchange rate quoted by Reuters for the period between the Determination Date and the date being exactly 8 (EIGHT).months prior to the Determination Date, both days inclusive, shall be used.

9.2.5 the Parties acknowledge and confirm that:

9.2.5.1 in respect of portion 2 of the farm Frischgewaagd 96 J.Q. that the RPM Prospecting Rights relate to an undivided 60% (SIXTY PERCENT) share of the rights to PGMs. Notwithstanding the undivided shares in the Prospecting Rights granted to the Parties under the MPRDA, this 60% (SIXTY PERCENT)

undivided share shall be deemed to be a contribution by RPM for purposes of this clause 9.2. In respect of the remaining 40% (FORTY PERCENT) undivided share of the rights to PGM's in respect of portion 2 of the farm Frischgewaagd 96 J.Q., to the extent that any of the Parties acquire a Prospecting Right in terms of section 16 of the MPRDA in relation thereto, the contribution value for purposes of this clause 9.2 shall be split 37% (THIRTY SEVEN PERCENT), 37% (THIRTY SEVEN PERCENT) and 26% (TWENTY SIX PERCENT) in favour of RPM, PTM and Africa Wide respectively;

9.2.5.2 in respect of portion 11 of the farm Frischgewaagd 96 J.Q., the RPM Prospecting Rights relate to an undivided 50% (FIFTY PERCENT) share of the rights to PGMs. Notwithstanding the undivided share in the Prospecting Rights granted to RPM under the MPRDA, this 50% (FIFTY PERCENT) undivided share shall be deemed to be a contribution by RPM for purposes of this clause 9.2. For purposes of determining the contribution value attributed to the said undivided 50% (FIFTY PERCENT) share in the Prospecting Right in terms of clause 9.2, the following values for each of the SAMREC classifications per ounce shall be applied, namely US$0.62 (SIXTY TWO UNITED STATES CENTS) per 4E inferred resource ounce or US$10.37 (TEN UNITED STATES DOLLARS AND THIRTY SEVEN CENTS) per 4E indicated resource ounce, or US$39.55 (THIRTY NINE UNITED STATES

DOLLARS AND FIFTY FIVE CENTS) per 4E measured resource ounce.

9.3 To the extent that the calculations in 9.2 determine that RPM has a greater contribution value as at the Effective Date, then Africa Wide and/or PTM, as the case may be, shall incur an obligation with effect from the Effective Date to pay to RPM a cash payment for the difference in the respective contribution values, so as to equalise their respective contribution values in the ratio of 37:37:26 as to RPM, PTM and Africa Wide respectively.

9.4 To the extent that in accordance with clauses 9.2 and 9.3 as read with 4.1.8 Africa Wide incurs an obligation to make RPM a cash payment with effect from the Effective Date ("the Africa Wide Equalisation Liability"), the following provisions shall apply thereto:

9.4.1 the Africa Wide Equalisation Liability shall be denominated in United States dollars and payable in South African Rand (converted at the date of discharge) within a period of 18 (EIGHTEEN) months of the Effective Date;

9.4.2 the Africa Wide Equalisation Liability shall accrue interest at the US Twelve Month Treasury Bill rate applicable from the Effective Date to the date of discharge of the Africa Wide Equalisation Liability by Wesizwe to RPM;

9.4.3 in the event that the Africa Wide Equalisation Liability is not discharged in accordance with clauses 9.4.1 and 9.4.2 within the specified period of 18 (EIGHTEEN) months, Wesizwe shall then

assume the Africa Wide Equalisation Liability from Africa Wide and the amount outstanding by Wesizwe shall be regarded as a loan claim by RPM to Wesizwe which loan shall be convertible on the following terms and conditions:

9.4.3.1 RPM shall have the election to convert the whole or a portion of the loan (plus accrued interest or part thereof) by means of a subscription for ordinary shares in Wesizwe for a subscription price ("Subscription Price") equal to the portion or the whole of the loan (plus accrued interest) over which conversion the election is so made by RPM. The number of ordinary Wesizwe shares to be issued to RPM for the Subscription Price shall be determined by using the 30 (THIRTY) day volume weighted average price ("VWAP") of the Wesizwe share price ending on the date of notification by RPM to Wesizwe of its intention to subscribe for shares in Wesizwe. Payment of the Subscription Price shall be set off against all or part of the loan then outstanding (plus accrued interest) as the case may be, converted into South African Rand as at the date of payment;

9.4.3.2 any portion of the loan (plus accrued interest) outstanding after the conversion contemplated above or in this clause 9.4.3.2 shall continue to accrue interest on the basis set out in 9.4.2 above and RPM shall have the right to elect to convert the loan (plus accrued interest) or part thereof by means of subscribing for additional ordinary shares in Wesizwe on the basis contemplated in clause 9.4.3.1 in an amount not exceeding the

amount of the loan (plus accrued interest) outstanding at the date of communication to Wesizwe in writing of such conversion election;

9.4.3.3 to the extent that the subscription for shares in accordance with clause 9.4 results in RPM holding in excess of 34,9% (THIRTY FOUR comma NINE PERCENT) of the issued ordinary shares in Wesizwe, RPM shall comply with any regulatory requirements applicable to RPM at that point in time.

9.5 To the extent that in accordance with clauses 9.2 and 9.3 as read with clause 4.1.8 PTM incurs an obligation to make RPM a cash payment to RPM with effect from the Effective Date, PTM shall settle such liabilities ("the PTM Equalisation Liability") to RPM in cash by the end of December 2008 or the Effective Date, whichever is the later (provided that interest at the prime interest rate (as charged by Standard Bank to its corporate customers) shall accrue on the settlement amount from 31 December 2008 to the due date if the Effective Date is later than 31 December 2008). In the event that PTM is unable to settle the PTM Equalisation Liability in cash by the due date, RPM shall elect in writing to:

9.5.1 extend the date of settlement, which extension shall be not longer than 6 (SIX) months from the end of December 2008 or the Effective Date, whichever is the later. After the end of December 2008 or the Effective Date, whichever is the later, the PTM Equalisation Liability shall accrue interest at South African rate of prime (as charged by Standard Bank to its corporate customers), plus 200 (TWO

HUNDRED) basis points from 1 January 2009 or the day after the Effective Date, whichever is the later, until the date of payment; or

9.5.2 require PTM to delegate its obligations under the PTM Equalisation Liability (plus accrued interest) to Wesizwe on the basis set out in clause 9.6 and Wesizwe shall in return acquire a back-to-back claim against PTM (including the right to extend in terms of clause 9.5.1, the terms of which shall apply *mutatis* mutandis) for the payment of an amount equal to the PTM Equalisation Liability including any interest accrued as outlined above.

9.6 Should RPM elect that 9.5.2 applies to the PTM Equalisation Liability the amount outstanding by Wesizwe, which amount shall equal the PTM Equalisation Liability (plus accrued interest), as a result of the application of 9.5.2 shall be regarded as a loan claim by RPM to Wesizwe which loan shall be redeemable or convertible by RPM on the following terms and conditions:

9.6.1 the terms shall match those set out in clause 9.5.1 which shall apply *mutatis mutandis* and which shall not be changed without RPM's written consent;

9.6.2 RPM shall have the election to redeem the loan (plus accrued interest) or part thereof in cash, subject to clause 9.6.5, or convert the loan (plus accrued interest) or part thereof by means of a subscription for ordinary shares in Wesizwe equal to the portion or the whole of the loan (plus accrued interest) over which conversion the election is

so made by RPM. The number of Wesizwe ordinary shares to be issued to RPM or its nominee upon conversion in terms of this clause 9.6.2 shall be determined by applying a 5% (FIVE PERCENT) discount to the 30 (THIRTY) day VWAP of the Wesizwe share price from date of notification by RPM to Wesizwe and PTM that RPM has elected to receive the Wesizwe shares ("the notification date"). If the Wesizwe spot price on the notification date is less than 90% (NINETY PERCENT) of the 30 (THIRTY) day VWAP then the 5% (FIVE PERCENT) discount shall apply to the 5 (FIVE) day VWAP on the notification date ("Subscription Price");

9.6.3 any portion of the loan (plus accrued interest) outstanding after the conversion contemplated above or in this clause 9.6.3 shall continue to accrue interest on the basis set out in clause 9.4.2 above and RPM shall have the right to redeem the loan (plus accrued interest) outstanding or part thereof in cash, subject to clause 9.6.5, or elect to convert the loan (plus accrued interest) or part thereof by means of subscribing for additional ordinary shares in Wesizwe on the basis contemplated in clause 9.4.3.1 in an amount not exceeding the amount of the loan (plus accrued interest) outstanding at the date of communication to Wesizwe in writing of such conversion election;

9.6.4 to the extent that the subscription for shares in accordance with this clause 9.6 results in RPM holding in excess of 34,9% (THIRTY FOUR comma NINE PERCENT) of the issued ordinary shares in Wesizwe, RPM shall comply with any regulatory requirements applicable to RPM at that point in time;

9.6.5 in the event that RPM elects to redeem the outstanding amount of the loan (or accrued interest) in terms of this clause 9.6, for anything other than a subscription for ordinary shares in Wesizwe or PTM has been placed in liquidation whether final or provisional, Wesizwe undertakes either to settle the loan (plus accrued interest) then outstanding by a payment of cash to RPM or in specie by means of transferring the outstanding balance of Wesizwe's claim against PTM to RPM, in which event RPM shall thereafter have a claim against PTM for the extent of the outstanding portion of the claim so re-ceded back to RPM by Wesizwe on the terms and conditions set out in clause 9.5.1 and the loan by RPM to Wesizwe shall be deemed to be discharged.

9.7 RPM shall not exercise its rights in clause 9.6 to subscribe for Wesizwe ordinary shares if PTM has gone into liquidation, whether provisional or final, provided that any proceeds which are received by Wesizwe from the liquidation of PTM or the proceeds of the realisation of any security held by Wesizwe in relation to its outstanding claim against PTM shall be passed on by Wesizwe to RPM to satisfy the amount then outstanding by Wesizwe to RPM.

9.8 To the extent that any portion of the claim by Wesizwe against PTM in terms of clause 9.5.2 remains outstanding, such outstanding portion of the claim against PTM shall be ceded by Wesizwe to RPM in *securitatem debiti* for purposes of clauses 9.6 and 9.7, which first ranking and sole security may be exercised by RPM in the event of any default by Wesizwe of its loan obligations in clauses 9.6 and 9.7 or in the event of a default by

Wesizwe in settling timeously any obligation by Wesizwe to any of its creditors.

9.9 It is recorded that each participant in the Joint Venture shall be liable for its share of the WBJV's portion of the Project 2 exploration costs in proportion to their participation interest in the Joint Venture (for the avoidance of doubt this shall be PTM – 37% (THIRTY SEVEN PERCENT), RPM – 37% (THIRTY SEVEN PERCENT) and Africa Wide – 26% (TWENTY SIX PERCENT) respectively). Such exploration costs shall exclude head office costs and shall be audited for the validity and reasonableness of the expenses and included and attributable to the Joint Venture. Provided that all participants in the Joint Venture excluding RPM, pay their proportional share of these exploration costs, then RPM's share of these exploration costs shall be netted off against the Africa Wide Equalisation Liability in terms of clause 9.4. For the sake of clarity such exploration costs shall be a maximum of R55 000 000.00 (FIFTY FIVE MILLION RAND) and such exploration costs shall be limited to expenditure on portions 4 and 11 of the farm Frischgewaagd 96 J.Q.

9.10 Notwithstanding anything contained in clause 9.2, in the event that this Agreement does not become unconditional, the rights and obligations of the parties to the JV Agreement shall be governed by that agreement, except insofar as the provisions of clause 8 may be applicable.

10. **RPM HOLDING OF CONSIDERATION SHARES**

10.1 RPM shall not Dispose, other than in accordance with the mechanisms set out in 10.2, of its Consideration Shares in Wesizwe acquired in terms of this Agreement for an initial period of 12 (TWELVE) months from the latter of the date of completion of Transaction 1 or when the shares are issued ("initial period"), save to a suitable HDSA investor.

10.2 During the initial period, Wesizwe shall endeavour to procure for RPM a suitable HDSA investor to acquire the Wesizwe Consideration Shares at full market value, provided that RPM shall not be obliged to sell to any HDSA investor that is so introduced. To the extent necessary, it shall be incumbent on Wesizwe to find and arrange funding for the HDSA investor in order to acquire RPM's interest. During the initial period, should RPM receive an offer for its interest in Wesizwe from an acquirer that is not an HDSA investor and RPM wishes to accept such offer, RPM shall give 60 (SIXTY) days' notice to Wesizwe (and to PTM to the extent that such a transaction may materially impact on Wesizwe's HDSA status) to solicit a fully and unconditionally funded cash offer from an HDSA investor (in respect of which the HDSA credits and HDSA lock up provisions shall be no less than that of the offer received by RPM), within the notice period, failing which RPM shall be entitled to Dispose of interests to such non-HDSA investor. The 60 (SIXTY) days' notice period shall be afforded once only by RPM to Wesizwe during the initial period, whether or not the actual disposal becomes effective, and RPM shall be entitled to freely Dispose of the Consideration Shares in the open market as it deems fit in its sole discretion after the 60 (SIXTY) day notice period has been afforded once.

10.3 Post the initial period, RPM shall be entitled to freely Dispose of its Consideration Shares in Wesizwe in the open market as it deems fit in its sole discretion.

11. OFF-TAKE CONCENTRATE AND ORE

11.1 No participant in the Joint Venture shall Dispose of any Concentrate or Ore (both as defined in the JV Agreement) to any third party interested in acquiring such Concentrate or Ore from Project 1, Project 2 and Project 3 (save for Ore and Concentrate derived from minerals mined on areas outside of the Project Area as at the Signature Date), unless:

11.1.1 RPM has been given written notice of such an offer and the terms and conditions thereof; and

11.1.2 RPM has either not accepted or rejected the terms and conditions of the offer referred to in clause 11.1.1 in writing within a period of 60 (SIXTY) days from the date of receipt of the written offer from the relevant participant in the Joint Venture.

11.2 The participant in the Joint Venture wishing to Dispose of the Ore or Concentrate as referred to in clause 11.1 shall have a period of 60 (SIXTY) days from the end of the 60 (SIXTY) day period referred to in clause 11.1.2 (if RPM has rejected or not accepted the offer referred to in 11.1) to so Dispose of the Ore or Concentrate on the terms and conditions referred to in clause 11.1.1 and only to the original offeror, failing which the provisions of clause 11.1 and 11.2 shall apply afresh. For the sake of clarity any agreement for the Disposal of the Ore or Concentrate concluded within the

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said 60 (SIXTY) day period will not be subject to clauses 11.1 and 11.2 merely by reason of the fact that delivery under such agreement shall extend beyond such 60 (SIXTY) day period, provided that this term was a term of the offer presented to RPM in terms of clause 11.1.

11.3 The Parties shall remain bound by the terms of confidentiality in the JV Agreement in relation to the pro forma Concentrate and Ore sale agreements attached as annexures to the JV Agreement, which shall not be used for the formation of any third party offer for the purchase of Concentrate and/or Ore derived from mining the Project Area.

11.4 The rights of RPM in clause 11.1 shall not apply in respect of any undivided interest of Wesizwe in prospecting rights or mining rights falling outside the ambit of the JV Agreement as at the Signature Date.

11.5 All participants in the JV shall ensure that on a Disposal of their Participation Interest to an acquirer thereof, such acquirer and such acquirer's successors-in-title are bound by all provisions of this clause.

11.6 In addition to the provisions of clause 11.5, Wesizwe, Africa Wide and PTM shall procure that any Concentrate and/or Ore produced from Project 1, Project 2 and Project 3 shall be subject to the rights of RPM in this clause notwithstanding which legal entity has produced such Ore and/or Concentrate.

12. DELIVERY OF SALE RIGHTS

Against compliance by Wesizwe with its obligations in terms of clause 7, RPM shall transfer and deliver to Wesizwe the Sale Rights, for which purpose delivery thereof shall take place by means of a notarial deed of cession duly notarially executed before a notary public appointed by RPM, at the cost of Wesizwe and in the case of the RPM Prospecting Rights, registration of transfer in the Mineral and Petroleum Titles Registration Office. With effect from the Transfer Date, RPM shall procure that its representatives on the exploration committee referred to in clause 6.8 of the JV Agreement shall resign.

13. INTERIM PERIOD

13.1 During the period between 15 August 2008 and the later of the delivery by RPM to Wesizwe of the Sale Rights and the issue of the Consideration Shares and the issue of the Equalisation Shares ("interim period"), each participant to the Joint Venture shall contribute to the WBJV budgets (which require the agreement of all participants to the Joint Venture) for Projects 1, 2 and 3 as required in proportion to their respective Participation Interests in the Joint Venture. Such budgets shall exclude any Capital Expenditure (as defined in the JV Agreement) for development purposes.

13.2 Any contributions made during the interim period by RPM shall be added to the purchase consideration referred to in clause 6 and settled in cash by Wesizwe, provided such amount shall attract interest at the prime rate charged by Standard Bank of South Africa Limited to its corporate customers from time to time from the date of the contributions by RPM to the date of repayment to RPM.

13.3 The sale of RPM's Participation Interest in terms of this Agreement shall not preclude RPM from claiming its proportionate entitlement to a refund of any proceeds received by the WBJV Project for the sale of winders purchased for the Joint Venture in terms of the letter agreement dated 9 April 2008 and signed by RPM on 10 April 2008, whether such proceeds are received before or after the Effective Date.

13.4 Wesizwe shall not make any changes to its capital structure (for example, payment of dividends, issue of shares and the such like) during the interim period unless it adjusts the payment in clause 7 so that the value of the consideration to RPM is not affected by the change to the capital structure as agreed to between Wesizwe and RPM. If there is no agreement on the adjusted payment, the matter shall be referred to an independent merchant bank appointed by Wesizwe and RPM, and failing agreement as appointed by the President for the time being of the South African Institute of Chartered Accountants, which merchant bank shall be acting as an expert and not as an arbitrator and whose decision shall be final and binding on the Parties and not capable of review or appeal except in the case of manifest error.

14. WAIVER BY PTM

PTM hereby waives any rights it may otherwise have had under clause 18.3 of the JV Agreement with effect from the Effective Date.

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15. INDEMNITY

15.1 With effect from the Effective Date until the effective date of Transaction 2, Wesizwe hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising (save for any claims arising out of an act or omission of RPM), the cause of action which arises after the Effective Date in relation to the WBJV Project, or as a result of RPM holding the RPM Prospecting Rights.

15.2 With effect from the effective date of Transaction 2:

15.2.1 Africa Wide hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising, the cause of action which arises after the effective date of Transaction 2, in relation to Project 2; and

15.2.2 Clidet hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising, the cause of action which arises after the effective date of Transaction 2, in relation to Projects 1 and 3.

16. BREACH

Should either Party ("the Defaulting Party") commit a breach of any of the provisions hereof, then any of the other Party ("the Aggrieved Party") shall, if it wishes to enforce its rights hereunder, be obliged to give the Defaulting Party 14 (FOURTEEN) days written notice to remedy the breach. If the Defaulting Party fails to comply with such notice, the Aggrieved Party shall be entitled to cancel this Agreement against

the Defaulting Party or to claim immediate payment and/or performance by the Defaulting Party of all of the Defaulting Party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the Aggrieved Party's rights to claim damages.

17. ARBITRATION

17.1 Any dispute (whether contractual or delictual) between the Parties in regard to the interpretation of; the effect of; the Parties' respective rights and obligations under; a breach of or any other matter arising out of; this Agreement shall be decided in accordance with the Rules of the Arbitration Foundation of Southern Africa by an arbitrator or arbitrators agreed to by the Parties or failing such agreement within 14 (FOURTEEN) days of the notification of the dispute, appointed by the said Foundation.

17.2 Save in the case of manifest error, the decision of the arbitrator(s) shall be final and binding on the Parties, and may be made an order of any Court of competent jurisdiction. Each of the Parties hereby submits itself to the jurisdiction of the Witwatersrand Local Division of the High Court of South Africa should the other Party wish to make the arbitrator's decision an order of that Court.

18. DOMICILIUM

18.1 The Parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this agreement as follows:

Name	Physical Address	Telefax
RPM	55 Marshall Street Johannesburg 2001	+27-11-373-5111

Marked for the attention of: The Company Secretary

Under copy to Email: CompanySecretary@angloplat.com

Name	Physical Address	Telefax
Africa Wide and Wesizwe	Unit 13 2nd Floor Melrose Arch 2076 Johannesburg South Africa	+27-11-994 4601

Name	Physical Address	Telefax
PTM and PGML	328 / 550 Burrard Street Vancouver British Columbia Canada,V6C 2B5	+1 604 484 4710

Marked for the attention of: President and CEO

Under copy to: mike@platinumgroupmetals.co.za
fhallam@platinumgroupmetals.net

Name	Physical Address	Telefax
Clidet	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park	+27-11-782 4338

Marked for the attention of: Public Officer

Under copy to: mike@platinumgroupmetals.co.za
fhallam@platinumgroupmetals.net

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18.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number, and any such change shall only be effective upon receipt of notice in writing by the other Party of such change.

18.3 All notices, demands, communications or payments intended for a Party shall be made or given at such Party's domicilium for the time being.

18.4 A notice sent by one Party to another Party shall be deemed to be received:

18.4.1 on the same day, if delivered by hand;

18.4.2 on the same day of transmission if sent by telefax, with receipt received confirming completion of transmission, provided that the original of the notice shall, after such transmission, be posted by prepaid registered mail to the Party to whom such notice shall have been given;

18.4.3 on the 5th (FIFTH) day after despatch, if sent by prepaid courier.

18.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

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19. COSTS

Each of the Parties shall bear its own costs of and incidental to the negotiation, preparation and execution of this Agreement. The Parties shall bear the costs equally of procuring fulfilment of the suspensive conditions in clause 4.

20. VALUE-ADDED TAX

20.1 All amounts cited in this Agreement are cited exclusive of Value Added Tax ("VAT"). Insofar as the sale of the Sale Rights contemplated herein may attract value-added tax, the purchase consideration shall be increased by an amount equal to such VAT. In such event, Wesizwe shall be obliged, against delivery to it by RPM of a VAT invoice to pay the amount of such value-added tax .

20.2 RPM hereby indemnifies Wesizwe against and holds it harmless from any penalty or interest in respect of VAT arising from a failure of RPM to issue a VAT invoice in a timely manner to Wesizwe in respect of the sale of the Sale Rights.

21. GENERAL

21.1 This document constitutes the sole record of the agreement between the Parties in regard to the sale of the Sale Rights.

21.2 Neither Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

21.3 No addition to, variation or consensual cancellation of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

21.4 No indulgence which either of the Parties ("the Grantor") may grant to the other ("the Grantee") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee which might have arisen in the past or which might arise in the future.

21.5 The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this agreement.

21.6 Neither Party shall be entitled to cede, delegate or otherwise transfer all or any of its rights, interest or obligations under and in terms of this Agreement except with the prior written consent of the other Party, provided that RPM shall freely be entitled to cede and assign any or all of its rights and obligations hereunder to APL.

21.7 This Agreement shall be capable of being signed in counterparts, each of which when so signed shall be an original, but all such counterparts together shall constitute one and the same instrument.

22. UNDERTAKINGS BY WESIZWE

22.1 Wesizwe undertakes in favour of RPM that it shall use its reasonably best endeavours to ensure that sufficient shareholders confer irrevocable undertakings in favour of RPM that as long as RPM remains a shareholder

in Wesizwe and such shareholders remain shareholders in Wesizwe that they shall, at any future general meeting for the re-election or re-appointment of any director on the board of directors of Wesizwe nominated by RPM, vote in favour of the resolution re-appointing or re-electing such director, and that they shall not vote in favour of any resolution at any such meeting for the removal of such a director;

22.2 Wesizwe and Africa Wide hereby undertake in favour of RPM that the terms of the Transaction 2 Agreements shall not be materially amended after the Signature Date, for so long as RPM remains a shareholder in Wesizwe, holding at least a 20% (TWENTY PERCENT) shareholding therein, without obtaining the prior written consent of RPM, which consent shall not be unreasonably withheld by RPM.

23. CONFIDENTIALITY

23.1 Each of the Parties agrees that it shall at all times treat all the terms of this Agreement and all matters incidental thereto ("Confidential Information") as strictly confidential and that, except as may be expressly permitted by the consent of the other Parties, it shall not, directly or indirectly, at any time or under any circumstances:

23.1.1 make use of any such information, or

23.1.2 communicate or disclose any such information to any person for any purpose whatsoever, except, on notification to the other Parties to any person which has a *bona fide* need to know such information in connection with this Agreement.

23.2 For purposes of clause 23.1, Confidential Information shall exclude any knowledge or information which:

23.2.1 is or becomes generally available to the public other than as a result of disclosure by such Party in violation of this clause 23;

23.2.2 is or was independently developed by such Party or on its behalf by personnel having no access to such knowledge or information at the time of independent development;

23.2.3 is public information that is already in such Party's possession, provided that such knowledge or information was not supplied to such Party by, or on behalf of, any other Party, and provided further, that such knowledge or information was not obtained from a source known to such Party to be prohibited from disclosing such information to such Party by a legal, contractual or fiduciary obligation to the other Parties;

23.2.4 is required to be given, made or published by law or under the rules and regulations of any relevant stock exchange or any applicable regulatory authority, in which case, the Party liabile to so give, make or publish the same shall give the other Parties reasonable written notice thereof, along with drafts or copies thereof, as soon as is reasonably practicable;

23.2.5 is required to be disclosed by RPM, Wesizwe, Africa Wide or PTM to any provider of finance in order for it to take informed decisions regarding this Agreement, provided that RPM, Africa Wide, Wesizwe

and PTM shall procure that such companies agree to keep the information disclosed as strictly confidential.

23.3 In the event that a Party becomes legally compelled to disclose any such information, such Party will provide the other Parties with prompt notice so that it may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this clause 23, such Party may disclose without liability under this clause 23 only that portion of such information which such Party, after receiving legal advice is legally required to be disclosed and shall co-operate with the other Parties to obtain reliable assurance that confidential treatment will be afforded such information that is so disclosed.

23.4 Notwithstanding the implementation of this Agreement the Parties to the JV Agreement shall remain fully bound by the provisions of clause 12 of the JV Agreement regarding confidentiality in relation to disclosure of the provisions of the JV Agreement.

SIGNED at JOHANNESBURG on this the 8TH day of DECEMBER 2008.

For and on behalf of
RUSTENBURG PLATINUM MINES LIMITED

Name:
Capacity:
Who warrants his authority hereto

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SIGNED at Melrose Arch on this the 9th day of December 2008.

For and on behalf of
AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

Name: M.H. Solomons
Capacity: Director
Who warrants his authority hereto

SIGNED at Melrose Arch on this the 9th day of December 2008.

For and on behalf of
WESIZWE PLATINUM LIMITED

Name: M.H. Solomons
Capacity: Chief Executive Officer.
Who warrants his authority hereto

SIGNED at Vancouver on this the 8th day of December 2008.

For and on behalf of
PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

Name: Frank R. Hallam
Capacity: Director
Who warrants his authority hereto

SIGNED at Vancouver on this the 8th day of December 2008.

For and on behalf of
PLATINUM GROUP METALS LIMITED

Name: Frank R. Hallam
Capacity: Director & CFO
Who warrants his authority hereto

SIGNED at Vancouver on this the 8th day of December 2008.

For and on behalf of
CLIDET NO. 874 (PROPRIETARY) LIMITED

Name: Frank R. Hallam
Capacity: Director
Who warrants his authority hereto

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SCHEDULE A

LIST OF RPM PROSPECTING RIGHTS

1. Prospecting right 96/2008 PR registered in the Mining Titles Office on 29 April 2008 for chrome and cobalt over a portion of the farm Koedoesfontein 94 J.Q., measuring 1 702,8204 hectares;

2. Prospecting right 1030/2007 PR registered in the Mining Titles Office on 11 January 2008 for all minerals over portions 8 and 9 of the farm Elandsfontein 102 J.Q., measuring 439,3581 hectares;

3. Prospecting right 757/2007 PR registered in the Mining Titles Office on 6 August 2007 for platinum group metals, (platinum, palladium, rhodium, osmium, iridium and ruthenium) gold, silver, copper and nickel over a portion of the farm Koedoesfontein 94 J.Q., measuring 1 702,8204 hectares;

4. Prospecting right executed before notary public Michael Robert Wacks on 4 July 2007 under his protocol 557/2007 for precious metals over the remaining extent of portion 10 (a portion of portion 4) and portion 14 of the farm Frischgewaagd 96 J.Q., a 50% share of portion 11 (a portion of portion 4) of the farm Frischgewaagd 96 J.Q. and a 100% share of the remaining extent of portion 2 formerly known as mineral area 2 (a portion of mineral area 1) for the farm Elandsfontein 102 J.Q., measuring 1 203,5783 hectares;

5. Prospecting right executed before notary public Michael Robert Wacks under his protocol 560/2007 on 4 July 2007 for all minerals over a half share of the remaining extent of portion 4, a 1/2 share of portion 3 (a portion of portion 1), a full share of portions 15, 16, 18, 17 (a portion of portion 10), a 1/24 share of the former portion 2 (now known as: portions RE of 2, 7 (a portion of portion 2), 8 (a portion of portion 6), RE of portion 6 (a portion of portion 2 and a portion of Ruston)) and a full share of the former remaining extent (now known as: RE and portion 13) of the farm Frischgewaagd 96 J.Q., measuring 1 622,5627 hectares;

6. Prospecting right 79/2008 PR registered in the Mining Titles Office on 19 March 2008 for the minerals defined in attachment "1" thereto over former portion 9 (a portion of portion 3) of the farm Onderstepoort 98 J.Q. (now consolidated into the farm Mimosa 81

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J.Q.) and former mineral area 1 and mineral area 2 of the farm Ruston 97 J.Q. (now Mimosa 81 J.Q.), measuring 182,2399 hectares.

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SCHEDULE B

MAP OF PROJECT AREAS 1, 2 AND 3

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LEEUWFONTEIN 50 JQ
TUSSCHENKOMST 209 JP
BUFFELSHOEK 93 JQ
HOUWATER 54 JQ
RHENOSTERSPRUIT 59 JQ
WYDHOEK 92 JQ
DOORNHOEK 91 JQ
RHENOSTERFONTEIN 86 JQ
WAAGFONTEIN 89 JQ
ZANDRIVIERSPOORT 210 JP
KOEDOESFONTEIN 94 JQ
LEDIG 99 JQ
HARTEBEESTSPRUIT 88 JQ
STYLDRIFT 90 JQ
HARTEBEESTSPRUIT 08 JQ
MIMOSA 91 JQ
FRISCHGEWAAGD 96 JQ
GOEDGEDACHT 110 JQ
ONDERSTEPOORT 98 JQ
ELANDSFONTEIN 102 JQ
BOSCHKOPPIE 104 JQ
KLEIN DOORNSPRUIT 108 JQ
BOSCHHOEK 103 JQ
DOORNSPRUIT 106 JQ
UITVALGROND 105 JQ
Legend
Farms
Sub-Divisions
Indicative Reef Outcrop
0 1 2
Kilometres
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